UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Auditor

On May 10, 2023, U Power Limited (the “Company”) appointed Onestop Assurance PAC (“Onestop”) as its independent registered public accounting firm, effective on the same day. Onestop replaces WWC, P.C. (“WWC”), the former independent registered public accounting firm, which the Company dismissed on May 10, 2023. The appointment of Onestop was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The reports of WWC on the consolidated financial statements of the Company for the fiscal years ended December 31, 2020 and 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty or scope of accounting principles. In connection with the audits of the Company's consolidated financial statements for the fiscal years ended December 31, 2020 and 2021, and in the subsequent period through May 10, 2023, there were no disagreements with WWC on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of WWC, would have caused WWC to make reference to such matters in its reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2020 and 2021, or in the subsequent period through May 10, 2023.

The Company provided WWC with a copy of the forgoing disclosure and requested WWC to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not WWC agrees with the above statements. A copy of WWC’s letter, dated June 8, 2023, is filed as Exhibit 99.1 to this Form 6-K.

During the Company’s two most recent fiscal years and the subsequent interim period through May 10, 2023, the Company did not consult Onestop with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated June 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

U Power Limited

Date: June 8, 2023	By:	/s/ Jia Li
Jia Li
Chief Executive Officer

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